UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission File No: 001-35797

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ZOETIS SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Zoetis Inc.
100 Campus Drive
Florham Park, NJ 07932

REQUIRED INFORMATION:
Items 1 through 3: Not required; see Item 4 below.
Item 4. Financial Statements and Exhibits.

a)	Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013
Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2014 and for the period from June 20, 2013 (date of inception) to December 31, 2013
Notes to Financial Statements
Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014

b)	Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

ZOETIS SAVINGS PLAN
Index

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	2

Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2014 and for the period from June 20, 2013 (date of inception) to December 31, 2013	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014	12

Signature	13

Exhibits:

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	14

Report of Independent Registered Public Accounting Firm

To the Savings Plan Committee
Zoetis Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Zoetis Savings Plan as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the year ended December 31, 2014, and the period from June 20, 2013 (date of inception) to December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, and the period from June 20, 2013 (date of inception) to December 31, 2013, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014, is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP
New York, New York
June 11, 2015

ZOETIS SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31,
(thousands of dollars)	2014	2013
Assets:
Investments at fair value:
Zoetis Stock Fund	$63,090	$11,064
Pfizer Stock Funds	107,180	123,417
Mutual funds	569,727	504,804
Common/collective trust funds	75,302	76,858
Money market funds	2,400	3,402
Corporate bonds	567	773
Total investments at fair value	818,266	720,318
Receivables:
Notes receivable from participants	11,835	10,783
Participant contributions	—	2
Employer contributions	21,354	20,944
Total receivables	33,189	31,729
Net assets available for benefits at fair value	851,455	752,047
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(822)	(894)
Net assets available for benefits	$850,633	$751,153

See accompanying notes to financial statements.

ZOETIS SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits

		Period from
(thousands of dollars)	Year ended December 31, 2014	June 20, 2013 (date of inception) to December 31, 2013
Additions to net assets attributed to:
Investment income:
Net appreciation in investments	$45,289	$46,666
Dividend income	19,049	11,125
Investment income on participant-directed funds	1,087	1,275
Total investment income	65,425	59,066
Interest income on notes receivable from participants	499	229
Less: Investment management fees	(76)	(30)
Net investment and interest income	65,848	59,265
Contributions:
Employer	37,775	25,965
Asset transfers to Zoetis Savings Plan from Pfizer Savings Plan	—	672,428
Participant	42,616	17,261
Rollovers	3,816	1,720
Total contributions	84,207	717,374
Total additions, net	150,055	776,639
Deductions from net assets attributed to:
Benefits and withdrawals paid to participants	(50,575)	(25,486)
Net increase in assets available for benefits	99,480	751,153
Net assets available for benefits:
Beginning of period	751,153	—
End of period	$850,633	$751,153

See accompanying notes to financial statements.

Zoetis Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

1.	Plan Description
The Zoetis Savings Plan (the Plan) is a defined contribution retirement plan. On June 20, 2013, employees of Zoetis Inc. (Zoetis) that were eligible to participate in, or who held balances in, the Pfizer Savings Plan (and certain legacy savings plans related to Pfizer Inc.'s acquisition of King Pharmaceuticals Inc. (the King Savings Plan)) became eligible to participate in the Zoetis Savings Plan. Pfizer Inc. (Pfizer) formed Zoetis to acquire, own and operate the animal health business of Pfizer. On June 24, 2013, Pfizer completed the full separation (the Separation) of Zoetis from Pfizer. Participant balances in the Pfizer Savings Plan were transferred into investment options offered by the Zoetis Savings Plan on July 11, 2013. See Note 4. Transfers into the Plan for additional information.
Participation in the Plan is open to eligible employees of Zoetis (the Plan Sponsor) or an affiliate which has, with the consent of the Plan Sponsor, adopted the Plan (Participating Employers) and who are included within a group or class designated by the Plan Sponsor as set forth in the Plan document.
The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Internal Revenue Code of 1986, as amended (the Code). The Plan is designed to meet ERISA’s reporting and disclosure and fiduciary responsibility requirements, as well as the minimum standards for participation and vesting. As a defined contribution plan, the Plan is not, however, subject to ERISA’s minimum funding standards. Additionally, benefits under the Plan are not eligible for termination insurance provided by the Pension Benefit Guaranty Corporation.
The following is a general description of certain provisions of the Plan. Participants should refer to the Plan document for more detailed and complete information.
Plan Administration
The Plan is administered by the Zoetis Savings Plan Committee, which was appointed by the Chief Human Resources Officer of Zoetis pursuant to a delegation of authority by the Zoetis Board of Directors. The investment fiduciary function is also governed by the Zoetis Savings Plan Committee. Bank of America Merrill Lynch was appointed as the Plan’s recordkeeper and trustee and is a party-in-interest to the Plan.
Administrative Costs
In general, costs and expenses of administering the Plan are paid and absorbed by the Plan or the Plan Sponsor (the Company).
Eligibility
Generally, all U.S.-based employees of the Company, except (1) certain employees who are covered by a collective bargaining agreement and have not negotiated to participate in the Plan, (2) certain employees who are employed by a unit not designated for participation in the Plan, or (3) certain employees who are otherwise eligible for another Company-sponsored savings plan, are eligible to enroll in the Plan on their date of hire.
Newly eligible participants who do not affirmatively enroll in the Plan within 30 days of hire or transfer into eligible employment are automatically enrolled at a 5% pre-tax contribution rate. Contributions are invested in the Plan’s default investment fund option, which is generally the Vanguard Target Retirement Fund, based on the participant’s retirement eligibility date.
Contributions
Participants may elect to make contributions of up to 30% of eligible compensation on a pre-tax basis and up to 30% of eligible compensation on a Roth 401(k) or after-tax basis. Total contributions may not be greater than 60% of eligible compensation and are subject to certain restrictions under the Code. For all participants, contributions of up to 5% of eligible compensation are matched 100% by the Company. Participant contributions in excess of 5% are not matched.
The Plan Sponsor may, in its sole discretion, also make a profit sharing contribution of 0% to 8% of each participant’s eligible compensation, as defined by the Plan. Participants are eligible to receive a profit-sharing contribution if they are employed on the last day of the Plan year or die, become disabled (while an employee) or terminate employment after attaining age 55 during the Plan year. In March 2015, the Company funded the profit sharing for plan year 2014 in the amount of approximately $17.2 million. In March 2014, the Company funded the profit sharing for plan year 2013 in the amount of approximately $16.8 million.
Participant Accounts and Vesting
Each participant's account is credited with the participant's contributions, the Company's matching and profit sharing contributions, and the participant's respective share of Plan earnings and is charged with the participant's withdrawals and distributions, and the

Zoetis Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

participant's respective share of Plan losses. Participants are immediately vested in the full value of their account (i.e., participant's and Company's matching contributions) other than the profit sharing contribution.
All participants will vest in the Company’s profit sharing contribution as follows:

Years of Service	Percentage Vested*

Under 1 year	—%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%
*Special Vesting Rules for Former Pfizer Employees: Prior service with Pfizer for employees employed by Zoetis on June 24, 2013, will be included for purposes of vesting in the profit sharing contribution.
Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. At December 31, 2014, forfeited nonvested accounts available to reduce future employer contributions totaled approximately $0.1 million. For the period from June 20, 2013 (the date of inception) to December 31, 2013, and at December 31, 2013, there were no forfeitures of nonvested account balances.
Rollovers into Plan
Participants may elect to roll over one or more account balances from qualified plans.
Investment Options
Participants can elect to invest amounts credited to their account in any of the investment funds offered by the Plan and transfer amounts between these funds at any time during the year.
Each participant in the Plan elects to have his or her contributions invested in any one or combination of investment funds in the Plan.
Contributions made by participants may subsequently be invested into a self-directed brokerage account.
The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short-term investments.
Notes Receivable from Participants
Plan participants are permitted to borrow against their account balances. The minimum amount a participant may borrow is $1,000 and the maximum amount is the lesser of 50% of the account balance reduced by any current outstanding loan balance, or $50,000, reduced by the highest outstanding loan balance in the preceding 12 months.
Under the terms of the Plan, loans must be repaid pursuant to a fixed payment schedule within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within ten years. However, certain primary residence loans existed prior to June 20, 2013, and may have longer repayment terms as they were processed under the rules of the prior plan. The interest rate on all loans is based on the prime rate plus 2% at date of loan issuance. At December 31, 2014, interest rates on outstanding loans ranged from 4.25% to 9.5% with maturities ranging from 2015 to 2034. At December 31, 2013, interest rates on outstanding loans ranged from 4.25% to 10% with maturities ranging from 2014 to 2034.
Interest paid by the participant is credited to the participant's account. Interest income from notes receivable from participants is recorded by the trustee as earned in the participant funds in the same proportion as the original loan issuance. Repayments may not necessarily be made to the same fund from which the amounts were borrowed. Repayments are credited to the applicable funds based on the participant’s investment elections at the time of repayment.
In the event of termination, participants will have 90 days to repay the loan before the loan is considered taxable to the participant. An additional 10% penalty tax may also apply.

Zoetis Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

Benefit Payments
Upon separation from service, retirement or disability, a participant whose account balance is greater than $1,000 is entitled to receive the full value of the account balance or defer payment to a later date, subject to receiving minimum required distributions starting at age 70½. A participant whose account balance is $1,000 or less will receive his or her account balance upon termination. In the event of a participant's death, a spouse beneficiary generally may elect a lump sum payment or defer payment until a later date, but not beyond the year in which the participant would have reached age 70½. A non-spouse beneficiary generally may defer payment until December 31 of the year following the date of the participant's death.
In-Service Withdrawals
Participants in the Plan may make in-service or hardship withdrawals from their account balances subject to the provisions of the Plan.
Plan Termination
The Plan Sponsor expects to continue the Plan indefinitely, but reserves the right to amend, suspend or discontinue it in whole or in part at any time by action of the Plan Sponsor's Board of Directors or its authorized designee. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.
2.    Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).
Investment contracts held by a defined contribution plan, directly or indirectly, are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required, the accompanying statements of net assets available for plan benefits present the fair value of the investment contracts held within a common/collective trust fund, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for plan benefits are prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of increases and decreases to net assets during the reporting period, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation
The Plan’s investments are stated at fair value. Units of the Zoetis and Pfizer Stock Funds are valued based on the combined quoted market prices of the underlying shares of Zoetis and Pfizer common stock and a cash equivalent component. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Investments in common/collective trust funds, including units of the T. Rowe Price Stable Value Trust Fund (the “Trust Fund”), are valued at the net asset value at year-end (discussed below).
The Plan, through the Trust Fund, invests in fully benefit-responsive investment contracts, including guaranteed investment contracts (GICs), synthetic investment contracts (SICs) and separate account contracts (SACs). In accordance with the accounting guidance for fully benefit-responsive investment contracts held by employee benefit plans, the statements of net assets available for benefits present the fair value of the Trust Fund and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Trust Fund is based on information reported by the Trust Fund at year-end and is calculated by applying the Plan’s ownership percentage in the fund to the total fair value of the fund.
See Note 7. Fair Value Measurements for additional information regarding the fair value of the Plan’s investments.

Zoetis Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance, plus any accrued interest. Delinquent notes receivable are classified as distributions based on the terms of the Plan document.
Risks and Uncertainties
Investment securities, including Zoetis common stock and Pfizer common stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
Investment Transactions
Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.
Net Appreciation in Investments
The Plan presents, in the statements of changes in net assets available for benefits, the net appreciation in the value of its investments which consists of the realized gains and losses and the unrealized gains and losses on those investments, and the change in contract value of the fund holding investments in GICs, SICs and SACs. Realized gains and losses on sales of investments represent the difference between the net proceeds and the cost of the investments (average cost if less than the entire investment is sold). Unrealized gains and losses on investments represent the change in the difference between the cost of the investments and their fair value at the end of the year.
Benefit Payments
Benefits are recorded when paid.
Recently Issued Accounting Standards
In May 2015, the Financial Accounting Standards Board (FASB) issued an accounting standards update that seeks to eliminate the requirement to categorize investments in the fair value hierarchy if their fair value is measured at net asset value under the practical expedient with future redemption dates. The provisions of the new standard are effective beginning January 1, 2016. We do not expect the provisions of this standard to have a significant impact on our financial statements.
Reclassifications
Certain reclassifications have been made to prior year data to conform to current year presentation.
3.    Tax Status
The Plan uses a Prototype Non-standardized document, which has received a favorable determination letter from the Internal Revenue Service (IRS) dated March 31, 2014. The prototype Plan has not been materially modified so that the Company is entitled to rely on the prototype sponsor’s determination letter for the prototype Plan. The determination letter provided to the Company by the prototype sponsor indicates that the form of the Plan is acceptable under section 401 of the Internal Revenue Code for use by employers for the benefit of their employees. The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.
U.S. GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
4.    Transfers Into the Plan
On July 11, 2013, as part of the Separation from Pfizer, the net assets of the Pfizer Savings Plan and the King Savings Plan associated with Zoetis employees transferring from Pfizer to Zoetis were transferred into the Plan. The net assets transferred,

Zoetis Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

which were in the amount of $672.4 million, included participant balances in the Pfizer Stock Funds. Participants have the ability to transfer their account balances to any of the investment options available under the Plan. Effective July 1, 2015, the option to invest in the Pfizer Stock Funds will no longer exist under the Plan. Participants will be able to transfer their account balances to any of the investment options available under the Plan. See Note 10. Subsequent Events for additional information.
5.    Investments
The fair value of individual investments that represented 5% or more of the Plan’s net assets available for benefits at December 31, 2014 and 2013 were as follows:

(thousands of dollars)	December 31, 2014	December 31, 2013
Pfizer Stock Funds	$107,180	$123,417
Vanguard Institutional Index Fund	80,668	63,339
T. Rowe Price Stable Value Common Trust Fund	63,633	64,365
Zoetis Stock Fund	63,090	*
MFS Mass Investors Growth Stock Fund R4	62,796	58,208
Dodge & Cox International Stock Fund	50,951	47,575
Vanguard 2020 Target Retirement Fund	42,933	41,200
* Balance was less than 5%
The Plan’s investments (including gains and losses on investment sold, as well as held, for the year ended December 31, 2014, and during the period from June 20, 2013 (date of inception) to December 31, 2013) appreciated/(depreciated) in value as follows:

	Year ended	Period from
(thousands of dollars)	December 31, 2014	June 20, 2013 (date of inception) to December 31, 2013
Zoetis Stock Fund	$17,523	$426
Pfizer Stock Funds	5,324	11,148
Mutual funds	21,930	35,116
Common/collective trust funds	512	(24)
Net appreciation	$45,289	$46,666
6.     Common/Collective Trust Fund: T. Rowe Price Stable Value Common Trust Fund
The Plan offers the T. Rowe Price Stable Value Common Trust Fund as an investment available to participants. The T. Rowe Price Stable Value Common Trust Fund (the Trust Fund) consists primarily of fully benefit-responsive GICs, SICs and SACs held directly in the Trust Fund. The contract value of the investment contracts represents contributions made under the contract and related earnings offset by participant withdrawals. There are no reserves against contract value for credit risk of the contract issuers or otherwise.
The objective of the Trust Fund is to maximize current income consistent with the maintenance of principal and to provide for benefit-responsive participant withdrawals at contract value for certain events without penalty or adjustment. To achieve these objectives, the Trust Fund invests primarily in GICs issued by insurance companies; investment contracts issued by banks (BICs); SICs issued by banks, insurance companies, and other issuers, as well as the securities supporting such SICs (underlying assets); SACs; and other similar instruments that are intended to maintain a constant net asset value. Under the terms of the Declaration of Trust, retirement plans invested in the Trust Fund are required to provide twelve months advance written notice to the trustee prior to redemption of trust units; the notice period may be shortened or waived by the trustee in its sole discretion. Participant-directed redemptions are allowed daily with no restrictions. There are no unfunded commitments.
At December 31, 2014 and 2013, the Plan's investment in the Trust Fund of $63.6 million and $64.4 million, respectively, included GICs with a contract value of approximately $0.4 million and $3.7 million, respectively; SICs with a contract value of

Zoetis Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

approximately $46.3 million and $43.3 million, respectively; and SACs with a contract value of approximately $11.4 million and $11.5 million, respectively. The average portfolio yield for the year ended December 31, 2014, and for the period from June 20, 2013 (date of inception) to December 31, 2013, was approximately 1.83% and 2.06%, respectively. The crediting interest rate for the year ended December 31, 2014 and for the period from June 20, 2013 (date of inception) to December 31, 2013, was approximately 2.34% and 2.30%, respectively.
Traditional investment contracts, such as GICs, are designed to provide a fixed return on principal invested for a specified period of time. The issuer of a traditional contract is a financially responsible counterparty, typically an insurance company or bank. The issuer accepts a deposit from the trust and purchases investments, which are held by the issuer. The issuer is contractually obligated to repay principal and interest at the stated coupon rate to the trust and guarantees liquidity at contract value prior to maturity for permitted participant-initiated withdrawals from the trust. Permitted participant-initiated withdrawals refer to withdrawals from the trust by an employer-sponsored defined contribution plan directly as a result of participant transactions allowed by the plan, such as participant withdrawals for benefits, loans, or transfers to other funds or trusts within the plan.
In contrast with traditional investment contracts, the investments underlying a synthetic structure are owned by the trust. SICs consist of (1) units of a collective investment trust, shares of a mutual fund, and/or a portfolio of underlying assets owned by the trust and (2) a wrap contract issued by a financially responsible third party, typically a bank, insurance company, or other financial institution. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund permitted participant-initiated withdrawals from the trust. SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate of less than zero.
SACs share certain attributes of both traditional and synthetic investment contracts. A SAC is a contract with a financially responsible counterparty, typically an insurance company. The issuer accepts a deposit of cash and/or securities from the trust to create the underlying fixed income portfolio. The underlying portfolio holdings are owned by the issuer but are required to be segregated in a separate account and are designed to be protected from the claims of the issuer’s general creditors in the event of issuer insolvency. As with a SIC, to the extent the portfolio underlying a SAC is insufficient to cover payment obligations under the contract, the issuer is contractually obligated to make such payments in full. The issuer guarantees liquidity at contract value for permitted participant initiated withdrawals from the trust and provides for a variable crediting rate, not less than zero, based on performance of an underlying portfolio of investments.
The crediting rate is based, in part, on the relationship between the contract value and the market value of the underlying assets, as well as previously realized gains and losses on underlying assets. The crediting rate will generally reflect, over time, movements in prevailing interest rates. However, at times the crediting rate may be more or less than prevailing rates or the actual income earned on the underlying assets. In most cases, realized and unrealized gains and losses on the underlying investments are not reflected immediately in the net assets of a stable value fund, but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.
The existence of certain conditions can limit the trust’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the trust or a unit holder, tax disqualification of the trust or a unit holder, and certain trust amendments if the issuers’ consent is not obtained.
In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount that differs from contract value. For example, certain breaches by the trust of its obligations, representations, or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value. Investment contracts also may provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law, if the trust or the trustee suffers an insolvency, or if there is a change in law or accounting standards that makes it impermissible to account for an investment contract on a contract value basis. SICs and SACs also may provide issuers with the right to reduce contract value in the event an underlying investment suffers a credit event or the right to terminate the contract in the event certain investment guidelines are materially breached and not cured.
7.    Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an

Zoetis Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

orderly transaction between market participants at the measurement date. There are three levels of inputs to fair value measurements: Level 1, meaning the use of quoted prices for identical instruments in active markets; Level 2, meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3, meaning the use of unobservable inputs.
See Note 2. Summary of Significant Accounting Policies: Investment Valuation for information regarding the methods used to determine the fair value of the Plan’s investments. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Investments measured at fair value are summarized below:

(thousands of dollars)	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Zoetis Stock Fund	$63,090	$—	$—	$63,090
Pfizer Stock Funds	107,180	—	—	107,180
Mutual funds	569,727	—	—	569,727
Common/collective trust funds	—	75,302	—	75,302
Corporate bonds	567	—	—	567
Money market funds	2,400	—	—	2,400
Total investments at fair value	$742,964	$75,302	$—	$818,266

(thousands of dollars)	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Zoetis Stock Fund	$11,064	$—	$—	$11,064
Pfizer Stock Funds	123,417	—	—	123,417
Mutual funds	504,804	—	—	504,804
Common/collective trust funds	—	76,858	—	76,858
Corporate bonds	773	—	—	773
Money market funds	3,402	—	—	3,402
Total investments at fair value	$643,460	$76,858	$—	$720,318
8.    Related‑Party Transactions
Certain Plan investments held by the Plan at December 31, 2014 and 2013, were units of the Trust Fund and were managed by Bank of America Merrill Lynch. Bank of America Merrill Lynch serves as the trustee of the Plan, and therefore, transactions involving these investments are considered party-in-interest transactions.
The Plan invests in shares of the Company. The Company is the Plan sponsor, and therefore, these transactions qualify as party-in-interest transactions. At December 31, 2014 and 2013, the Plan held Zoetis common stock valued at $63.1 million and $11.1 million, respectively. For the period ended December 31, 2014, the Plan purchased Zoetis common stock with a fair value of approximately $44.0 million and sold Zoetis common stock with a fair value of approximately $9.2 million. During the period from June 20, 2013 (date of inception) to December 31, 2013, the Plan purchased Zoetis common stock with a fair value of approximately $10.2 million and sold Zoetis common stock with a fair value of approximately $1.0 million.
At December 31, 2014 and 2013, the Plan had notes receivable from participants of approximately $11.8 million and $10.8 million, respectively. These transactions are considered parties-in-interest transactions.

Zoetis Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

9.     Reconciliation of Financial Statements to Form 5500
The accompanying financial statements present fully benefit-responsive GICs, SICs and SACs held in the T. Rowe Price Stable Value Common Stock Fund at contract value. The Form 5500 requires these investments to be reported at fair value. Therefore, the adjustment from fair value to contract value represents a reconciling item. The Form 5500 also requires participant loans to be recorded as investments, while U.S. GAAP requires participant loans to be recorded as notes receivable from participants.
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 expected to be filed for 2014 and filed for 2013.

(thousands of dollars)	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$850,633	$751,153
Adjustment of fixed income fund investments from contract value to fair value	822	894
Net assets available for benefits per Form 5500	$851,455	$752,047
The following is a reconciliation of net appreciation in investments per the financial statements to the Form 5500.

(thousands of dollars)	December 31,
	2014	2013
Net appreciation in investments per the financial statements	$45,289	$46,666
Adjustment of fixed income fund investments from contract value to fair value at end of year	822	894
Adjustment of fixed income fund investments from contract value to fair value at beginning of year	(894)	—
Net appreciation in investments per Form 5500	$45,217	$47,560
10.     Subsequent Events
In January 2015, the Zoetis Savings Plan Committee approved a resolution under which, effective July 1, 2015, the Plan will no longer offer Pfizer Stock Funds as investment options under the Plan. Any balances remaining in the Pfizer Stock Funds after trading on June 30, 2015, will be eliminated and participants' balances in the Pfizer Stock Funds will be sold and the proceeds will be transferred within participants' accounts to the Plan’s default investment fund option, which is generally the Vanguard Target Retirement Fund, based on the participant’s retirement eligibility date.
In connection with the preparation of the financial statements, the Plan administrator has evaluated subsequent events after December 31, 2014, and concluded that no additional disclosures or recordable transactions were required.

ZOETIS SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

(thousands of dollars)
(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of investment	(c) Rate of Interest	(c) Maturity Date	(c) Number of Shares or Units	(d) Cost	(e) Current Value
	BIF Money Funds	Money Market			—	$24	$24
	Clearbridge Mid-Cap Core Fund	Mutual Fund			934,761	28,699	30,866
	Dodge & Cox International Stock Fund	Mutual Fund			1,209,308	47,011	50,924
	Invesco Diversified Div CL R5	Mutual Fund			2,215,510	36,212	40,544
	MFS Mass Investors Growth Stock R4	Mutual Fund			2,547,523	54,139	62,796
	Oppenheimer Developing Markets	Mutual Fund			273,365	9,560	9,584
	Prudential Jennison Mid-Cap Z	Mutual Fund			959,934	36,503	38,426
	T. Rowe Price Small-Cap	Mutual Fund			709,764	29,858	31,457
	JP Morgan Core Bond Fund CL R5	Mutual Fund			2,429,939	28,299	28,527
	Vanguard Target Retirement 2015	Mutual Fund			497,388	7,255	7,605
	Vanguard Target Retirement 2020	Mutual Fund			1,508,531	39,403	42,933
	Vanguard Target Retirement 2025	Mutual Fund			820,566	12,553	13,564
	Vanguard Target Retirement 2030	Mutual Fund			1,354,991	35,684	39,349
	Vanguard Target Retirement 2035	Mutual Fund			504,011	8,248	8,992
	Vanguard Target Retirement 2040	Mutual Fund			776,625	20,836	23,112
	Vanguard Target Retirement 2045	Mutual Fund			306,563	5,259	5,717
	Vanguard Target Retirement 2050	Mutual Fund			85,491	2,327	2,532
	Vanguard Target Retirement 2055	Mutual Fund			28,960	855	926
	Vanguard Target Retirement 2060	Mutual Fund			20,355	549	574
	Vanguard Target Retirement Income	Mutual Fund			1,434,280	17,823	18,517
	Vanguard Institutional Index Fund	Mutual Fund			427,561	68,264	80,668
	Vanguard Russell 2000 Fund	Mutual Fund			78,991	12,934	14,436
	Participant-Directed Brokerage Acct						20,621
	T. Rowe Price Stable Value Common Trust Fund	Common/Collective Trust			63,633	62,817	63,633
	Blackrock Tips Class K	Common/Collective Trust			888,235	11,415	11,669
*	Zoetis Stock Fund	Common stock fund			4,615,234	44,940	63,090
	Pfizer Stock Fund	Common stock fund			449,684	18,327	27,907
	Pfizer Stock Fund Match	Common stock fund			1,132,561	45,017	70,830
	Pfizer Stock Fund - WL	Common stock fund			2,402	79	149
	Pfizer Stock Fund Match - WL	Common stock fund			10,618	201	664
	Pfizer Common Stock PHA	Common stock fund			9,928	856	1,317
	Pfizer ESOP Common Stock Fund	Common stock fund			243,297	2,417	3,156
	LWYE Pfizer Stock Fund	Common stock fund			167,402	1,713	3,157
	Total assets held for investment purposes						818,266
*	Notes Receivable from Participants	Interest rates: 4.25% to 9.50%; maturity dates: 2015-2034			_	_	11,835
	TOTAL						$830,101

*	Party-in-interest
**	Open-ended maturities

See accompanying report of independent registered public accounting firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

Zoetis Savings Plan
(Name of Plan)

June 11, 2015	By:	/S/ TAMMY BAKOS
Tammy Bakos
Member, Zoetis Savings Plan Committee